U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

|_| Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Cap Gemini S.A.
     11, rue de Tilsitt
     Paris, France 75017

2.   Issuer Name and Ticker or Trading Symbol

     Hagler Bailly, Inc. (HBIX)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.   Statement for Month/Year

     September/1999

5.   If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person to Issuer
         (Check all applicable)

         |_| Director                                 |X| 10% Owner
         |_| Officer (give title below)               |_| Other (specify below)

7.       Individual or Joint/Group Filing (Check applicable line)

         |_|  Form filed by one Reporting Person
         |X|   Form filed by more than one Reporting Person

-------------------------

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                           Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of         2. Transaction      3. Transaction Code       4. Securities Acquired (A) or      5. Amount of
   Security            Date                (Instr. 8)                Disposed of (D)                    Securities
   (Instr. 3)          (Month/Day/                                   (Instr. 3, 4 and 5)                Beneficially
                       Year)                                                                            Owned at End of
                                                                                                        Month
                                                                                                        (Instr. 3 and 4)
                                           Code           V         Amount    (A) or (D)    Price
Common Stock, par
  value $.01 per
      share              9/13/99             P                      11,000        A         $7.00
Common Stock, par
  value $.01 per
      share              9/14/99             P                      2,500         A         $7.00
Common Stock, par
  value $.01 per
      share              9/15/99             P                      7,800         A        $7.375
Common Stock, par
  value $.01 per
      share              9/15/99             P                       100          A        $7.375
Common Stock, par
  value $.01 per
      share              9/16/99             P                      1,500         A        $7.4375
Common Stock, par
  value $.01 per
      share              9/16/99             P                      2,100         A        $7.375
Common Stock, par
  value $.01 per
      share              9/16/99             P                       900          A        $7.375
Common Stock, par
  value $.01 per
      share              9/16/99             P                      2,000         A         $7.25
Common Stock, par
  value $.01 per
      share              9/16/99             P                      3,000         A         $7.25
Common Stock, par
  value $.01 per
      share              9/16/99             P                      3,000         A         $7.00
Common Stock, par
  value $.01 per
      share              9/16/99             P                      15,000        A        $7.0625
Common Stock, par
  value $.01 per
      share              9/16/99             P                      15,000        A        $7.0625
Common Stock, par
  value $.01 per
      share              9/16/99             P                      13,500        A        $7.0625
Common Stock, par
  value $.01 per
      share              9/16/99             P                      14,900        A        $7.125
Common Stock, par
  value $.01 per
      share              9/16/99             P                      10,000        A        $7.125
Common Stock, par
  value $.01 per
      share              9/16/99             P                      10,000        A        $7.0625
Common Stock, par
  value $.01 per
      share              9/16/99             P                      5,500         A        $7.0625
Common Stock, par
  value $.01 per
      share              9/16/99             P                       100          A        $7.125
Common Stock, par
  value $.01 per
      share              9/21/99             P                      1,300         A         $7.25
Common Stock, par
  value $.01 per
      share              9/27/99             P                      1,500         A        $6.625
Common Stock, par
  value $.01 per
      share              9/28/99             P                      5,000         A         $7.00
Common Stock, par
  value $.01 per
      share              9/28/99             P                      2,000         A         $7.00
Common Stock, par
  value $.01 per
      share              9/28/99             P                      3,000         A         $7.00
Common Stock, par
  value $.01 per
      share              9/28/99             P                      3,600         A        $7.125
Common Stock, par
  value $.01 per
      share              9/28/99             P                      1,000         A        $7.0625
Common Stock, par
  value $.01 per
      share              9/29/99             P                      4,400         A         $7.00
Common Stock, par
  value $.01 per
      share              9/29/99             P                      4,600         A         $7.00
Common Stock, par
  value $.01 per
      share              9/29/99             P                      3,000         A         $7.00
Common Stock, par
  value $.01 per
      share              9/29/99             P                      2,000         A         $7.00         2,089,568
                                                                                                           470,975

1. Title of             6. Ownership Form     7. Nature of
   Security                Direct (D) or         Indirect
   (Instr. 3)              Indirect (I)          Beneficial
                           (Instr. 4)            Ownership
                                                 (Instr. 4)


Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
Common Stock, par
  value $.01 per
      share                     D(1)
                                D(2)

----------------------
Explanation of responses:

(1) These securities were acquired and are owned solely by Cap Gemini S.A., which is a member of a group with Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.) for the purpose of Section 13(d) of the Exchange Act.

(2) These securities are owned solely by Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.).

     Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                                   10.
                                                                                                      9.           Owner-
                                                                                                      Number       ship
                                                                                                      of           Form
               2.                                                                                     Deriv-       of
               Conver-                    5.                              7.                          ative        Deriv-   11.
               sion                       Number of                       Title and Amount            Secur-       ative    Nature
               or                         Derivative    6.                of Underlying      8.       ities        Secur-   of
               Exer-             4.       Securities    Date              Securities         Price    Bene-        ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of       ficially     Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-   Owned        (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)            Amount   ative    at End       In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or       Secur-   of           direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-            Number   ity      Month        (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion               of       (Instr.  (Instr.      (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)     (D)  cisable  Date     Title     Shares     5)       4)           4)       4)

------------------------------------------------------------------------------------------------------------------------------------



----------------------
Explanation of responses:

     ** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Signature of Reporting Person

CAP GEMINI S.A.

By:  /s/ Serge Kampf
     ------------------------------
Name:    Serge Kampf
Title:   Chairman of the Directoire
Date:    October 11, 1999



Name:                               Cap Gemini America, Inc. (formerly named
                                    Cap Gemini Holding, Inc.)


Address:                            1114 Avenue of the Americas
                                    New York, NY 10036


Designated Filer:                   Cap Gemini S.A.

Issuer and
Ticker Symbol:                      Hagler Bailly, Inc. (HBIX)

Statement for Month/Year:           September/ 1999



Signature:        Cap Gemini America, Inc.


                  By:    /s/    Bruce Posner
                         --------------------------------------------
                         Name:  Bruce Posner
                         Title: Chief Financial Officer and Treasurer